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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Vanessa Robertson

Lynn Dicker

J. Nolan McWilliams

Justin Dobbie

Re:	Aligos Therapeutics, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on August 25, 2020

CIK No. 0001799448

Ladies and Gentlemen:

On behalf of our client, Aligos Therapeutics, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on August 25, 2020 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated September 22, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of the Registration Statement, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

September 25, 2020

Prospectus Summary, page 1

1.	Please revise the first paragraph of the Overview to clarify that your Phase 1 proof of concept trial for your STOPS molecule is taking place in New Zealand.

Response:    In response to the Staff’s comment, the Company has revised pages 1, 94 and 111 of the Registration Statement.

2.

Refer to the pipeline table on pages 2, 109, and 117. Please add a column to reflect phase 3 pivotal trials to more accurately reflect each candidate’s stage of development. Also revise the position of the arrow for ALG-010133 or tell us why this placement is appropriate given you are still enrolling phase 1 study participants.

Response:    In response to the Staff’s comment, the Company has revised pages 2, 111 and 119 of the Registration Statement.

3.	Please revise the first full paragraph on page 5 to clarify that your third area of focus is in a very early stage of development.

Response:    In response to the Staff’s comment, the Company has revised pages 5 and 114 of the Registration Statement.

Implications of being an emerging growth company, page 7

4.

Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Nolan McWilliams at the number below to discuss how to submit the materials, if any, for our review.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally copies of all written communications presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act.

Use of proceeds, page 83

5.

Refer to the first five bullet points. You state that you intend to use net proceeds to “advance” the respective candidate. To the extent known, please provide greater specificity how far in the development process you expect to advance each candidate with the proceeds of the offering.

Response:    The Company respectfully advises the Staff that at this stage of development, the Company is unable to reasonably project how far in the development process the Company expects to advance each drug candidate with the net proceeds from the offering.

September 25, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and use of estimates

Stock-based compensation, page 104

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:    The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Our approach to research and development, page 113

7.	Refer to the last full paragraph on page 113. Please substantiate that you will be able to “develop . . .. candidates with potential potency and safety advantages over other development candidates.”

Response:    In response to the Staff’s comment, the Company has revised page 115 of the Registration Statement to remove the applicable statement from the Registration Statement.

Functional cure for CHB, page 117

8.

You state that enrollment is ongoing for the phase 1 ALG-010133 trial. Please disclose the anticipated completion date for phase 1, or, if unknown, discuss the extent of uncertainty because enrollment is still ongoing. We note the last paragraph of the carryover risk factor on pages 27-28.

Response:    In response to the Staff’s comment, the Company has revised page 120 of the Registration Statement.

siRNA, page 125

9.

Refer to the last paragraph on page 126. Please briefly discuss the basis for your belief that your approach to developing siRNAs “may have safety, stability, and potency advantages over ASOs and other siRNAs.”

September 25, 2020

Response:    In response to the Staff’s comment, the Company has revised page 127 of the Registration Statement to remove the applicable statement from the Registration Statement.

Principal stockholders, page 183

10.	Beneficial ownership is not determined by reference to pecuniary interest for the purposes of Exchange Act Rule 13d-3. Please revise footnotes (2), (3), and (4) accordingly.

Response:    In response to the Staff’s comment, the Company has revised page 186 of the Registration Statement.

Description of capital stock

Choice of forum, page 191

11.

You state that the federal district courts will be the exclusive forum for claims under the Securities Act. Please state here and in the carryover risk factor on pages 78-79 that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws. Please also revise the description of the provision here and in the risk factor referenced above for consistency.

Response:    In response to the Staff’s comment, the Company has revised pages 78, 79, 192 and 193 of the Registration Statement.

Exhibits

12.	Please file the KU Leuven Agreement as an exhibit to the registration statement.

Response:    In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the agreement the Company entered into with KU Leuven to research and develop potential protease inhibitors for the treatment, diagnosis, prediction, detection or prevention of coronaviruses, including SARS-CoV-2 (the “KU Leuven Agreement”) is a material contract under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Contracts Not Made Outside the Ordinary Course of Business

The Company advises the Staff that the KU Leuven Agreement was not entered into outside the ordinary course of business. As described in the Registration Statement, the Company is a clinical-stage biopharmaceutical company with a pipeline of research and development programs. From time to time, the Company’s research and

September 25, 2020

development of drug candidates may involve collaboration with third parties to leverage their capabilities and resources and the in-license of intellectual property rights from other third parties. In this respect, the Company also notes that the potential payment obligations for the Company are consistent with a contract that ordinarily accompanies the kind of business conducted by the Company. As noted in the Registration Statement, the Company is obligated to make payments to KU Leuven, in aggregate, totaling up to but no more than $30,000 upon the achievement of certain commercial sales milestones. For each licensed product developed through KU Leuven and the Company’s collaborative effort, the Company is obligated to make payments to KU Leuven, in aggregate, totaling up to $32,000 upon the achievement of certain development and regulatory milestones. The Company is also required to pay KU Leuven a low-to-mid-single digit royalty percentage, subject to certain adjustments, on net sales of applicable products, if any. For these reasons, the Company respectfully submits that the KU Leuven Agreement was not entered into outside the ordinary course of its business.

The Company’s Business is Not Substantially Dependent on the KU Leuven Agreement

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company respectfully advises the Staff that the Company’s business is not substantially dependent on the KU Leuven Agreement. This agreement relates to the Company’s research and development of potential protease inhibitors for the treatment of coronaviruses, including SARS-CoV-2. As the Company states in the Registration Statement, “[w]e are in the earliest stages of our collaboration under the KU Leuven” and the Company’s research and development efforts for the treatment of coronaviruses may not be successful. In addition, these efforts involve other approaches to treating coronaviruses that the Company is researching, such as leveraging its oligonucleotide platform and evaluating oligonucleotides with the goal of identifying a suitable lead sequence for further optimization into a drug candidate and the Company may pursue these other approaches to treating coronavirus instead of small molecule, protease inhibitors that inhibit the 3C-like protease which are covered by the KU Leuven Agreement. Furthermore, the Company notes that it is developing drug candidates for the treatment of Chronic Hepatitis B and non-alcoholic steatohepatitis that are in later stages of development, relative to the Company’s coronavirus research efforts. As such, the Company respectfully submits that the Company and its business are not substantially dependent on the KU Leuven Agreement and that filing the KU Leuven Agreement as a material contract would not enable investors to form a more informed view of the Company’s business as a whole.

September 25, 2020

General

13.

Please provide mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to their use.

* * *

September 25, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Lawrence M. Blatt, Aligos Therapeutics, Inc.

Lesley Ann Calhoun, Aligos Therapeutics, Inc.

Lucinda Y. Quan, Aligos Therapeutics, Inc.

John C. Williams, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP